American Technology Corporation
13114 Evening Creek Drive, South
San Diego, California 92128
Telephone: (858) 679-2114
Facsimile: (858) 679-0545
www.atcsd.com

July 1, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N .W.
Washington, D.C. 20549

Re: Registration Statement on Form S-3 (File No . 333-122264)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, File No. 333-122264 (collectively, the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 24, 2005.

The Registrant has determined that the Common Stock Purchase Agreement referenced in the Registration Statement is no longer consistent with its financing plans, due to various factors, including anticipated capital requirements and timing, market conditions, and Commission requirements for transaction structure, and the Registrant intends to negotiate a termination of such agreement with the investor. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned.

Very truly yours,

AMERICAN TECHNOLOGY CORPORATION

By:	/s/ Michael A. Russell

Michael A. Russell Chief Financial Officer and Secretary